EXHIBIT 99.1

For Immediate Release 17-26-TR	Date: June 2, 2017

Teck Announces Redemption of
US$214 Million Principal Amount of Notes
Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has issued a notice of redemption to redeem, on June 7, 2017, all of the approximately US$84 million principal amount of its 3.000% notes due 2019 (“2019 Notes”) and all of the approximately US$130 million principal amount of its 8.000% notes due 2021 (“2021 Notes” and together with the 2019 Notes, the “Notes”). Interest expense savings resulting from the redemption are expected to be approximately US$10 million per annum, on an after-tax basis. Teck expects to record an estimated net after-tax accounting charge of approximately US$19 million in connection with the redemption. The Bank of New York Mellon Trust Company, as trustee, has distributed the notice of redemption to registered holders of the Notes. Teck expects to fund the redemptions from cash on hand.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the size of the accounting charge related to the redemption and expectation that cash on hand will be used. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, the final redemption price paid for the notes and the value of the prepayment option embedded in the 2021 notes as at the redemption date, or an unanticipated reduction of cash on hand.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com